

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 16, 2010

By U.S. Mail and facsimile to (440) 808-3301

Andrew J. Rebholz
Executive Vice President, Chief Financial Officer and Treasurer
TravelCenters of America LLC
24601 Center Ridge Road, Suite 200
West Lake, Ohio 44145-5639

> **Re: TravelCenters of America LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-27251**

Dear Mr. Rebholz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director